Filed by Independence Realty Trust, Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company: Steadfast Apartment REIT, Inc.

Commission File No.: 333-258871

Check Your Mail for Proxy Materials Your vote is needed

We are asking you to vote on the following three proposals specific to the merger between Steadfast Apartment REIT, Inc. (STAR) & Independence Realty Trust, Inc. (IRT)

Proposal 1	Proposal 2	Proposal 3
Merger	Compensation	Adjournment
Approve merger of STAR with and into IRT — a transformational transaction that we believe will deliver the potential for enhanced value for ALL stockholders.	Approve a proposal to approve compensation to the named executive team in connection with the merger.	Approve a proposal to adjourn the STAR Special Meeting to another date in order to solicit additional proxies if sufficient votes have not been obtained.

The STAR Board of Directors Recommend
a vote FOR ALL THREE proposals.

No matter the size of your investment in STAR, your vote is very important. If you do not provide voting instructions, your shares of STAR Common Stock will NOT be voted. Abstentions and non-votes will have the same effect as a vote AGAINST the STAR/IRT Merger Proposal.

Vote FOR the Merger TODAY
by Voting for ALL THREE Proposals

Please vote by clicking the link below or if you would like to vote with a live proxy specialist or if you have any questions you may call toll free:

(844) 391-3598 toll free
www.proxypush.com/STAR

Forward-Looking Statements

The information herein contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which STAR and IRT operate and beliefs of and assumptions made by STAR and IRT management, involve uncertainties that could significantly affect the financial results of STAR or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, but are not limited to certain actions to be taken by STAR and IRT in connection with the closing of the merger and anticipated benefits of the merger. All statements that address financial and operating performance, events or developments that STAR expects or anticipates will occur or be achieved in the future are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although STAR and IRT believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, neither STAR nor IRT can give any assurances that such expectations will be attained. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties associated with: STAR’s and IRT’s ability to complete the merger on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary stockholder approvals and lender consents and satisfaction of other closing conditions to consummate the merger; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; risks related to diverting the attention of STAR and IRT management from ongoing business operations; failure to realize the expected benefits of the merger; significant transaction costs and/or unknown or inestimable liabilities; the risk of stockholder litigation in connection with the proposed merger, including resulting expense or delay; the risk that STAR’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; risks related to future opportunities and plans for the combined company, including the uncertainty of expected future financial performance and results of the combined company following completion of the merger; effects relating to the announcement of the merger or any further announcements or the consummation of the merger on the market price of IRT common stock; the possibility that, if IRT does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial analysts or investors, the market price of IRT common stock could decline; the value of STAR could decline; general adverse economic and local real estate conditions; the inability of residents to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business; local real estate conditions; adverse changes in financial markets that result in increases in interest rates and reduced availability and increased costs of capital; increases in operating costs and real estate taxes; changes in the dividend policy for IRT common stock or IRT’s ability to pay dividends; changes in the distribution policy for STAR or STAR's ability to pay distributions; impairment charges; unanticipated changes in IRT’s intention or ability to prepay certain debt prior to maturity; pandemics or other health crises, such as coronavirus disease 2019 (COVID-19) and its variants; and other risks and uncertainties affecting STAR and IRT, including those described from time to time under the caption “Risk Factors” and elsewhere in STAR’s and IRT’s SEC filings and reports, including IRT’s Annual Report on Form 10-K for the year ended December 31, 2020 and subsequently filed Quarterly Reports on Form 10-Q, STAR’s Annual Report on Form 10-K for the year ended December 31, 2020 and subsequently filed Quarterly Reports on Form 10-Q, and future filings and reports by either company. Moreover, other risks and uncertainties of which STAR and IRT are not currently aware may also affect each of the companies’ forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by STAR and IRT on their respective websites or otherwise. Neither STAR nor IRT undertakes any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Steadfast REIT, 18100 Von Karman, Suite 200, Irvine, CA 92612

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